

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Timothy Burns
Chief Financial Officer
Ideal Power Inc.
5508 Highway 290 West, Suite 120
Austin, Texas 78735

> **Re: Ideal Power Inc.**
> **Registration Statement on Form S-3**
> **Filed December 29, 2022**
> **File No. 333-269060**

Dear Timothy Burns:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ned Prusse